SHANTINIKETAN INTERNATIONAL CORPORATION

2100 ShantiNiketan Blvd.

Tavares, Florida 32778

December 1, 2017

CORRESPONDENCE FILING VIA EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ShantiNiketan International Corporation
Regulation A Offering Statement on Form 1-A
SEC File No. 024-10735

Dear Mr. King:

On behalf of ShantiNiketan International Corporation (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified by 4:00 P.M. Eastern Time on December 5, 2017, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

●	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and/or the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Appaswamy Pajanor
Appaswamy Pajanor
Chief Executive Officer